The Gabelli Multimedia Trust Inc.

One Corporate Center

Rye, NY 10580-1422

Tel. (914) 921-5070

Fax (914) 921-5118

www.gabelli.com

info@gabelli.com

November 9, 2012

Ms. Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”) Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) File No. 333-173800

Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to 11:00 a.m. on Wednesday, November 14, 2012.

The undersigned is aware of its statutory responsibilities under the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, in connection with any offering to which the Registration Statement relates.

Very truly yours,

The Gabelli Multimedia Trust Inc.

By:	/s/ Agnes Mullady
Name: Agnes Mullady Title: Secretary and Treasurer